Mail Stop 3561

January 3, 2008

Mr. John W. Whitney
President
6490 South McCarran Boulevard
Building C, Suite 23
Reno, Nevada 89509

>   **Re: Itronics Inc.**
>   **Form 10-KSB for the year ended December 31, 2006**
>   **Filed April 17, 2007**
>   **File No. 033-18582**

Dear Mr. Whitney:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Linda Cvrkel
Branch Chief